U.S. SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.   20549

                  NOTICE OF EXEMPT SOLICITATION

1.  Name of the Registrant:
    VERIZON COMMUNICATIONS INC.

2.  Name of person relying on exemption:
    ASSOCIATION OF BELLTEL RETIREES INC.

3.  Address of person relying on exemption:
    P.O. Box 33, Cold Spring Harbor, NY   11724

4. Written materials. Attach written materials required to be submitted pursuant to Rule 14a-6(g)(1) [sec. 240.14a-6(g)(1)]


ASSOCIATION OF BELLTEL RETIREES INC.           (ASSOCIATION LOGO)
Post Office Box 33
Cold Spring Harbor, New York   11724
_________________________________________________________________
Phone: (631) 367-3067         Web Site: www.belltelretirees.org
Fax: (631) 367-1190     E-mail: association@belltelretirees.org
Hotline: 1-800-261-9222

                                               March 2007

DEAR FELLOW VERIZON SHAREOWNER:

We urge you to VOTE FOR two important shareholder resolutions on Verizon's proxy card for the upcoming Annual Meeting on May 3rd in Pittsburgh, PA.

                  WE URGE YOU TO VOTE YOUR PROXY
      FOR ITEM 6 (ADVISORY VOTE ON EXECUTIVE COMPENSATION)
         AND FOR ITEM 7 (LIMIT SERVICE ON OUTSIDE BOARDS)

- ALLOW SHAREHOLDER ADVISORY VOTE ON EXECUTIVE COMPENSATION:
  PROXY ITEM 6 ASKS THE BOARD TO INCLUDE, AS A VOTING ITEM AT FUTURE ANNUAL MEETINGS, AN ADVISORY RESOLUTION ALLOWING SHAREHOLDERS TO APPROVE OR DISAPPROVE THE EXECUTIVE COMPENSATION PACKAGE OF THE COMPANY'S SENIOR EXECUTIVE OFFICERS, AS DISCLOSED IN THE PROXY.

As long-term shareholders, we believe that the owners of the company should be able to express their approval or disapproval of the Board's compensation package for the CEO and other senior executives, just as shareholders do at public companies in the U.K. and Australia. An advisory vote would provide useful feedback and encourage shareholders to scrutinize the new, more extensive disclosures required by the SEC.

We believe such scrutiny is particularly needed at Verizon. For many years the compensation of Verizon's senior executives has been disconnected from returns to shareholders, in our view.
Over the five fiscal years through 2005, CEO Ivan Seidenberg received $75.1 million in total expected compensation, while total shareholder return was NEGATIVE 26.8%, according to the Corporate Library. In a study last year ("Pay for Failure: The Compensation Committees Responsible," March 31, 2006), the Corporate Library singled out Verizon as one of eleven large U.S. companies "where the disconnect between pay and performance is particularly stark."

The prospect of shareholder scrutiny and approval of the compensation package will, we believe, strengthen the hand of directors who favor a tighter link between pay and performance. This is badly needed at Verizon. The Corporate Library analysis concludes that what Verizon labels Restricted Stock Units (RSUs) and Performance Stock Units (PSUs) are only weakly related to relative performance. In our view a close look at the PSU agreement reveals that the performance hurdle is what golfers refer to as a "gimme." For example, if 79.9% of the companies in the S&P 500 and industry peer groups outperform Verizon (that is, Verizon's total return ranks at the 20th percentile), the executive still receives 34% of the total value of the restricted shares.

According to Institutional Shareholder Services (ISS), in the U.K. the required shareholder advisory vote on compensation policies "has proven a valuable tool in encouraging companies to improve their practices . . . [and] has contributed to a significant increase in constructive dialogue between companies and directors."

- LIMIT THE NUMBER OF CORPORATE BOARDS A DIRECTOR CAN SERVE: ITEM 7 URGES THE BOARD TO ADOPT A POLICY SUCH THAT IT WILL NOT NOMINATE A CANDIDATE FOR DIRECTOR WHO IS EMPLOYED FULL-TIME AND SERVES ON THE BOARD OF MORE THAN THREE FOR-PROFIT CORPORATIONS, INCLUDING VERIZON.

In the post-Enron environment, serving competently as a director of a Fortune 500 company is an increasingly demanding, time-consuming and deservedly well-compensated job. A 2005 survey by the National Association of Corporate Directors found that outside directors spend an average of 191 hours on board duties for each company they serve - a time commitment equivalent to nearly five 40-hour work weeks.

We believe too many of Verizon's directors serve on too many boards in addition to their primary occupation. Ten of Verizon's 15 directors (66%) serve on at least two other company boards and four serve on four or more (Barker, Moose, Neubauer and Nicolaisen). By comparison, a survey of board practices at 1,275 large U.S. companies by the Investor Responsibility Research Center in 2005 found that 66% of directors at these companies serve on no more than one other board, while 87% serve on no more than two others.

The NASD survey suggests that the two-thirds of Verizon's directors serving on three or more boards would need to dedicate at least three working months each year to board service alone. Thus, this proposal - which would limit directors with full-time jobs to three corporate directorships (including Verizon) - is in our view a very modest requirement.

This proposal also reflects the policy of the Council of Institutional Investors (CII), which recommends that "absent unusual, specified circumstances, directors with full-time jobs should not serve on more than two other boards."

After this proposal was submitted last fall, Verizon changed its Corporate Governance Guidelines to "provide that a Director who serves as AN EXECUTIVE OFFICER OF A PUBLIC COMPANY should not serve on more than THREE PUBLIC COMPANY boards," and that other directors "should not serve on more than SIX PUBLIC COMPANY boards" (emphasis added). While we applaud the Board for adopting our proposed policy in part, we believe the Company's policy falls short in several important respects.

First, Verizon's policy exempts current directors who exceed the limit, even if they are re-nominated in future years. Second, the limitation on board service applies only to directors who are "executive officers" of "a public company." If a director has full-time job responsibilities, it shouldn't matter whether his company is public or privately-held, or whether he ranks as an executive officer or not. Verizon's policy would allow the CEO of a privately-held firm to serve on six public company boards. Finally, Verizon's policy limits only public company directorships - meaning that the CEO of a public company could sit on six or more for-profit boards provided that no more than three are public companies. The policy proposed in Item 7 would close these loopholes.

I hope you will join me and VOTE YOUR SHARES FOR PROXY ITEMS 6
AND 7.

                            Sincerely yours,

                            /s/ Bill
                            C. William Jones
                            President & Executive Director,
                            Association of BellTel Retirees Inc.

THE COST OF THIS LETTER IS BEING BORNE ENTIRELY BY THE
ASSOCIATION OF BELLTEL RETIREES INC.  THIS IS NOT A SOLICITATION.
PLEASE DO NOT SEND YOUR PROXY CARD TO THE ASSOCIATION.